Exhibit 99.2

INTERIM FINANCIAL REPORT

First Half 2022

REGULATED INFORMATION
This Interim Financial Report has been prepared in accordance with the article 13 of the Belgian Royal Decree of November 14, 2007.
Celyad Oncology publishes its Interim Financial Report in French. Celyad Oncology has also produced an English translation of this Interim Financial Report for convenience purposes only. In the event of a difference of interpretation between the English and the French versions of the Interim Financial Report, the French version will prevail.

Celyad Oncology SA | Rue Édouard Belin 2, 1435 Mont-Saint-Guibert, Belgium | +32 10 39 41 00

Forward-looking statements
This Interim Financial Report may contain forward-looking statements, within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding: the continued development of Celyad Oncology’s TIM technology, the lifting of the clinical hold on
CYAD101-002
trial, the timing and outcomes of additional data from Phase 1
IMMUNICY-1
trial of
CYAD-211,
safety and clinical activity of the product candidates in Celyad Oncology’s pipeline, Celyad Oncology’s ability to effectively leverage its intellectual property portfolio, Celyad Oncology’s financial condition and cash runway, and expected results of operations and business outlook. Forward-looking statements may involve known and unknown risks and uncertainties which might cause actual results, financial condition, performance or achievements of Celyad Oncology to differ materially from those expressed or implied by such forward-looking statements. Such risk and uncertainty include, without limitation: Celyad Oncology’s ability to continue to access to the equity purchase agreement with Lincoln Park Capital Fund, LLC, our financial and operating results, the duration and severity of the COVID-19 pandemic, and global economic uncertainty, including with respect to geopolitical conditions and attendant sanctions resulting from the conflict in Ukraine. A further list and description of these risks, uncertainties and other risks can be found in Celyad Oncology’s U.S. Securities and Exchange Commission (SEC) filings and reports, including in its Annual Report on Form
20-F
filed with the SEC on March 24, 2022 and subsequent filings and reports by Celyad Oncology. These forward-looking statements speak only as of the date of publication of this document and Celyad Oncology’s actual results may differ materially from those expressed or implied by these forward-looking statements. Celyad Oncology expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

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Table of Contents

Forward-looking statements		2

1.	Interim Management Report	4
1.1	Management’s discussion and analysis of financial condition and results of operations	4
1.2	Risks and uncertainties	10

2.	Unaudited Condensed Consolidated Interim Financial Statements – Six-month period ended June 30, 2022	13
2.1	Unaudited interim consolidated statement of Financial Position	13
2.2	Unaudited interim consolidated statement of comprehensive income	14
2.3	Unaudited interim consolidated statement of changes in equity	15
2.4	Unaudited interim consolidated statement of cash flows	16
2.5	Notes to the unaudited condensed consolidated interim financial statements – Six-month period ended June 30, 2022	17
2.5.1	General Information	17
2.5.2	Basis of preparation and significant accounting policies	17
2.5.3	Segment reporting	19
2.5.4	Off-Balance Sheet Commitments	20
2.5.5	Capital Expenditures	20
2.5.6	Results of Operations	20
2.5.7	Liquidity and capital resources	23
2.5.8	Goodwill and Intangible assets	24
2.5.9	Non-current trade receivables and other non-current assets	25
2.5.10	Trade and Other receivables	26
2.5.11	Short-term investments and Cash and Cash equivalents	26
2.5.12	Capital and share premium	26
2.5.13	Recoverable Cash Advances	27
2.5.14	Other Non-Current liabilities	28
2.5.15	Trade payables and other current liabilities	28
2.5.16	Financial Instruments fair values disclosures	28
2.5.17	Leases	31
2.5.18	Related party transactions	33
2.5.19	Subsequent events	33

3.	Responsibility Statement	34

4.	Financial Calendar & Celyad Oncology Contact Details	35

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1.	Interim Management Report

1.1	Management’s discussion and analysis of financial condition and results of operations
This management’s discussion and analysis is designed to provide you with a narrative explanation of Celyad Oncology SA’s (Celyad Oncology’s, the Company’s or the Group’s) interim condensed consolidated financial statements. It should be read in conjunction with the unaudited financial information and the notes thereto included in this Interim Financial Report and the audited financial information and the notes thereto included in the Company’s 2021 Annual Report available on the Company’s website.
All amounts included herein with respect to the
six-month
periods ended June 30, 2022 and 2021 are derived from the Company’s interim condensed consolidated financial statements. The consolidated financial statements for the six month periods ended June 30, 2022 and 2021 are prepared in accordance with the International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and in accordance with the IFRS issued by the IASB and with IAS 34, Interim Financial Reporting.
Except for the historical information contained herein, the matters discussed in this Interim Financial Report may be deemed to be forward-looking statements that involve certain risks and uncertainties. The Company makes such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. In this Interim Financial Report, words such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “intend,” “plan,” “should,” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. The Company cautions you that forward-looking statements are not guarantees of future performance and that its actual results of operations, financial condition and liquidity, and the development of the industry in which the Company operates may differ materially from the forward-looking statements contained in this Interim Financial Report. In addition, even if its results of operations, financial condition and liquidity, and the development of the industry in which the Company operates are consistent with the forward-looking statements contained in this Interim Financial Report, they may not be predictive of results or developments in future periods. The Company cautions readers not to place undue reliance on any forward-looking statements made by the Company, which speak only as of the date they are made.
Factors that could cause or contribute to these differences include those discussed below and elsewhere in this Interim Financial Report, particularly under the “Risk and Uncertainties” and “Forward-looking statements” sections.
This discussion and analysis is dated as of the date of this Interim Financial Report. The Company disclaims any obligation, except as specifically required by law, to publicly update or revise any such statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.
Overview
We are a clinical-stage biotechnology company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer. Our goal is to discover, develop and commercialize our next-generation CAR T cell therapy product candidates, if approved. We are currently developing a diversified pipeline of allogeneic and autologous CAR T cell therapy candidates for the treatment of both hematological malignancies and solid tumors.
Our differentiated pipeline of next generation CAR T candidates is based off the two main approaches in the field of CAR T: allogeneic, or off-the-shelf,
and autologous, or personalized, therapies. Allogeneic CAR T cells are prepared in advance from healthy donors and are stored frozen until a patient requires treatment. With the autologous approach, CAR T cells are derived from the patients themselves, first by collection of the patient’s immune cells through a process called leukapheresis, following which the patient’s cells are engineered and reintroduced back into the patient via infusion.
Over the past few years, as the CAR T landscape has shifted towards pursuing off-the-shelf
approaches, we have continued to steadily progress our allogeneic CAR T franchise and programs by exploring two proprietary technology platforms, short hairpin RNA (shRNA) and T cell receptor inhibitory molecule (TIM), to target the T cell receptor (TCR) complex. In adoptive cell therapy, the infusion of donor-derived T cells to cancer patients with a different background than that of the donor may lead to multiple reactions. These reactions include the donor cells attacking the patient’s healthy tissue, known as Graft-versus-Host disease (GvHD), as well as the rejection of the therapy by the patient’s immune system known as Host-versus-Graft (HvG) reaction.

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The TCR, a molecule present on the surface of T cells, is principally responsible for GvHD. At the center of allogeneic CAR T therapy, the goal is to eliminate or blunt the signaling of the TCR through engineering with a specific technology. By reducing the signaling of the TCR, the engineered allogeneic CAR T cells fail to recognize the patient’s healthy tissue as foreign, which avoids GvHD.
We believe
non-gene
edited technologies target the TCR specifically without extensive genetic manipulation. Through the co-expression
of our
non-gene
edited technologies with a specific CAR of interest, we can design cell therapy candidates intended to inhibit the function of the TCR while allowing the T cells to target the cancer. We believe this unique strategy offers a streamlined approach in advancing the allogeneic CAR T landscape.
Our proprietary
non-gene
technologies, shRNA and TIM, offer a unique strategy and streamlined approach to allogeneic CAR T development:

•
Short hairpin RNA (shRNA).
shRNA is a dynamic, innovative technology that relies on RNA interference. The technology allows for the development of allogeneic CAR Ts through the selection of an optimal shRNA, targeting CD3
z
, a key component of the TCR complex. This results in durable high-level knockdown of the TCR on T cells to a level equivalent to that seen if the CD3
z
gene was gene edited with CRISPR/Cas9. In preclinical experiments, the persistence of non-CAR-bearing
allogeneic T cells generated with shRNA was statistically superior to similar cells generated with CRISPR/Cas9. Preclinical models have also shown the broad applicability of shRNA technology to knockdown a diverse set of gene targets, including beta-2-microglobulin
(B2M), CD52,
PD-1,
MICA/MICB and the intracellular lipid kinase diacylglycerol kinase (DGK). In addition, we have demonstrated concurrent knockdown of multiple gene targets, or multiplexing, using our shRNA technology platform.

•
T cell Inhibitory Molecule (TIM).
Our novel TIM peptide interferes with the ability of the TCR to signal and is designed to prevent GvHD. TIM is a truncated form of the CD3
z
component of the TCR complex which lacks the critical signaling domains of the wild-type CD3
z
. In our allogeneic CAR T candidate
CYAD-101,
TIM is
co-expressed
with a NKG2D CAR to reduce the potential of the TCR to induce GvHD. Following the expression of TIM, the peptide acts as a competitive inhibitor to wild-type CD3
z
and is incorporated into the TCR complex.

Central to our pipeline is a cutting-edge
All-in-One
vector approach where we focus on using a single vector to generate CAR T cells to simplify the design and development of our cell therapy candidates. The
All-in-One
vector approach encodes multiple components of the CAR T construct simultaneously, including the CAR, our technologies including TIM and shRNA, cell section marker to assist with the enrichment of the manufactured cells and potential therapeutic add-ons
such as cytokines and antibodies. This single transduction, plug and play approach to CAR T development has the potential to streamline process development and manufacturing while broadening the potential applicability of our candidates.
First Half 2022 and Recent Business Highlights

•	Enrollment continues in Phase 1 dose-escalation IMMUNICY-1 trial for lead shRNA-based allogeneic CAR T candidate, CYAD-211, for relapsed/refractory multiple myeloma (r/r MM).

•
In February 2022, we voluntarily paused the Phase 1b
CYAD-101-002
trial of
CYAD-101
after two fatalities occurred that presented with similar pulmonary findings. Subsequently, in March 2022, we were informed by the U.S. Food and Drug Administration that the
CYAD-101-002
Phase 1b trial had been placed on clinical hold. In June 2022, we submitted our complete response to the clinical hold of the CYAD-101-002 phase 1b trial to the FDA stating our intent to amend the eligibility criteria to exclude patients who have bilateral lung metastases and patients who have received treatment with epidermal growth factor receptor (EGFR) targeting monoclonal antibodies within the previous 9 months prior to trial recruitment. In July 2022, based on that complete response, we received notification that the FDA lifted the clinical hold on the CYAD-101-002 Phase 1b trial.

•
Research continues in multiple discovery programs focused on the co-expression
of
Interleukin-18
(IL-18)
in conjunction with our short hairpin RNA (shRNA) technology platform, also known as our shARC (shRNA Armored CAR) franchise.

•
In April, we decided to stop the development of
CYAD-203,
an allogeneic shRNA-based,
IL-18-armored
NKG2D CAR T candidate following the analysis of preclinical data from multiple investigational new drug application (IND)-enabling studies. We continue to explore back-up
allogeneic NKG2D receptor CAR T candidates currently in discovery stage that leverage our shARC platform.

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Pipeline Updates
The pipeline below presents the Company’s allogeneic and autologous product candidates.

CYAD-211
– Allogeneic shRNA-based, anti-BCMA CAR T for r/r MM
CYAD-211
is an investigational, shRNA-based allogeneic CAR T candidate for the treatment of relapsed / refractory multiple myeloma (r/r MM).
CYAD-211
is engineered to
co-express
a B cell maturation antigen (BCMA) targeting chimeric antigen receptor and a single shRNA, which interferes with the expression of the CD3
z
component of the TCR complex. Preliminary data reported in December 2021 from the dose-escalation segment of the
IMMUNICY-1
Phase 1 trial evaluating
CYAD-211
following CyFlu (cyclophosphamide / fludarabine) preconditioning chemotherapy in patients with r/r MM, showed evidence of clinical activity with a good tolerability profile including no evidence of Graft versus Host Disease (GvHD). In addition, all patients in the trial had detectable
CYAD-211
cells in the peripheral blood. Enrollment is currently ongoing in the
IMMUNICY-1
Phase 1 trial to evaluate enhanced lymphodepletion with the aim to improve cell persistence and potentially maximize the clinical benefit of
CYAD-211.
The
IMMUNICY-1
protocol also allows for
CYAD-211
redosing in certain patients.
CYAD-101
– Allogeneic
TIM-based,
NKG2D CAR T Candidate for Metastatic Colorectal Cancer (mCRC)
CYAD-101
is an investigational,
non-gene
edited, allogeneic CAR T candidate engineered to
co-expresses
the TIM peptide alongside a CAR based on NKG2D, a receptor expressed on natural killer (NK) and T cells, that binds to eight stress-induced ligands.
CYAD-101
is currently being evaluated following FOLFOX preconditioning chemotherapy in the Phase 1b
CYAD-101-002
(KEYNOTE-B79)
trial with MSD’s
anti-PD-1
therapy, KEYTRUDA
®
(pembrolizumab) in refractory metastatic colorectal cancer (mCRC) patients with microsatellite stable (MSS) / mismatch-repair proficient (pMMR) disease. In December 2021, we announced the first patient was dosed in the
CYAD-101-002
trial. In February 2022, the Company voluntarily paused the Phase 1b trial of
CYAD-101
after two fatalities occurred that presented with similar pulmonary findings. Subsequently, in March 2022, the Company was informed by the U.S. Food and Drug Administration that the
CYAD-101-002
Phase 1b trial had been placed on clinical hold. In June 2022, we submitted our complete response to the clinical hold of the CYAD-101-002 phase 1b trial to the FDA stating our intent to amend the eligibility criteria to exclude patients who have bilateral lung metastases and patients who have received treatment with epidermal growth factor receptor (EGFR) targeting monoclonal antibodies within the previous 9 months prior to trial recruitment. In July 2022, based on that complete response, we received notification that the FDA lifted the clinical hold on the CYAD-101-002 Phase 1b trial.

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shRNA Armored CAR (shARC) Franchise
Research continues in multiple discovery programs focused on the co-expression
of
Interleukin-18
(IL-18)
in conjunction with our short hairpin RNA (shRNA) technology platform, also known as our shARC (shRNA Armored CAR) franchise. In April, the Company decided to stop the development of
CYAD-203,
an allogeneic shRNA-based,
IL-18-armored
NKG2D CAR T candidate following the analysis of preclinical data from multiple investigational new drug application (IND)-enabling studies. The Company continues to explore back-up
allogeneic NKG2D receptor CAR T candidates currently in discovery stage that leverage the Company’s shARC platform.
CYAD-02
– Autologous NKG2D CAR T for r/r AML and MDS
CYAD-02
is an investigational, autologous CAR T therapy that
co-expresses
both the NKG2D CAR and a single shRNA targeting the NKG2D ligands MICA/MICB on the CAR T cells. In December 2021, the Company presented clinical results from the dose-escalation
CYCLE-1
Phase 1 trial evaluating
CYAD-02
for the treatment of relapsed or refractory (r/r) acute myeloid leukemia (AML) and myelodysplastic syndromes (MDS). Data from the trial showed that a single shRNA can target two independent genes (MICA/MICB) to enhance the phenotype of the CAR T cells. In addition, the dual knockdown showed a positive contribution to the initial clinical activity of
CYAD-02
as well as a trend towards increased engraftment and persistence compared to the first-generation, autologous NKG2D receptor CAR T. Despite our focus on our allogeneic franchise, we still firmly believe that autologous CAR T cell therapies will play an important role in the treatment of cancers, in particular for indications such as r/r AML and MDS where there remains a major unmet medical need. We are working to seek a potential partner to aid in the further development of our autologous NKG2D CAR T candidate
CYAD-02
for the treatment of r/r AML and MDS.
Upcoming Milestones

•	Report additional data for the Phase 1 IMMUNICY-1 trial of CYAD-211 for the treatment of r/r MM, which are expected during second half of 2022.
First Half 2022 Financial Results
Key financial figures for half year 2022, compared with half year 2021 and full year 2021, are summarized below:

Selected key financial figures (€ millions)	Half Year 30 June 2022	Half Year 30 June 2021	Full Year 31 December 2021

Revenue	—	—	—

Research and development expenses	(10.5)	(10.0)	(20.8)

General and administrative expenses	(6.2)	(4.8)	(9.9)

Change in fair value of contingent consideration	1.1	(2.0)	0.8

Other income/(expenses)	1.6	1.8	3.4

Operating loss 1	(14.1)	(14.9)	(26.4)

Loss for the period/year	(14.1)	(14.9)	(26.5)

Net cash used in operations	(16.3)	(12.2)	(26.6)

Cash and cash equivalents	14.4	12.0	30.0
The Company’s license and collaboration agreements generated no revenue in the first half of 2022 similar to the first half of 2021.

1
The operating loss arises from the Company’s loss for the period before deduction of financial income, financial expenses and income taxes. The purpose of this measure by Management is to identify the Company’s results in connection with its operating activities.

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Research and Development expenses were €10.5 million for the first half of 2022, compared to €10.0 million for the first half of 2021. The €0.5 million increase was mainly driven by:

•
The increase of employee expenses mainly related to the full expense impact of the employees recruited during 2021 to support the Group’s preclinical and clinical programs, employee turnover and management changes.

•	The increase of IP filing and maintenance fees to strengthen the IP prosecution, partly compensated by;

•	The decrease of expenses on clinical activities mainly due to the Phase 1b CYAD-101-002 (KEYNOTE-B79) trial which was on clinical hold during the second quarter of 2022.
General and Administrative expenses were €6.2 million for the first half of 2022, compared to the €4.8 million for the six-month
period ended June 30, 2021. The increase is mainly explained by higher insurances costs (D&O insurance principally) and the increase of employee expenses mainly related to management changes through the six-month
period ended June 30, 2022.
The fair value adjustment (€1.1 million,
non-cash
income) relating to reassessment as of June 30, 2022 required by International Financial Reporting Standards (IFRS) of the contingent consideration and other financial liabilities associated with the advancement in the Company’s NKG2D-based CAR T candidates, was mainly driven by:

•
The updated assumptions on projected revenue associated to the Group’s allogeneic CAR T program
CYAD-101
for the treatment of mCRC for which the timing of the potential commercialization of the Group’s
CYAD-101
program has been delayed by one year. Additionally, the addressable patient population has been reduced based on recent safety findings for the candidate from the
CYAD-101-002
Phase 1b trial, which was on clinical hold during the second quarter of 2022 after two fatalities occurred in patients with similar pulmonary findings;

•	The update in discount rate (Weighted Average Cost of Capital, or WACC) used for fair value measurement purposes at June 30, 2022, which led to an increase of the WACC; and

•	The revaluation of the U.S. dollar against the Euro.
Regarding the other income/other expenses, the Company posted €1.6 million in net other income for the first half of 2022 compared to a net other income of €1.8 million for the first half of 2021. The net other income for the first half of 2022 is primarily due to grant income from the Walloon Region of €1.4 million, a decrease of €0.2 million compared to the first half of 2021.
Net loss was €14.1 million, or €(0.62) per share, for the first half of 2022 compared to a net loss of €14.9 million, or €(1.02) per share, for the same period of 2021.
Net cash used in operations, was €16.3 million for the first half of 2022 compared to €12.2 million for the first half of 2021. The increase of €4.1 million is primarily driven by the change in working capital (due primarily to the payment of R&D tax credit related to an assessment resulting from an audit of fiscal years 2013, 2014 and 2015) as well as an increase in the IP maintenance costs increase, insurance costs, employee turnover and management changes costs.
As of June 30, 2022, the Company had cash and cash equivalents of €14.4 million ($15.0 million). No capital increase has occurred in the first half of 2022.
As of June 30, 2022, the total number of basic shares outstanding were 22.6 million similar to December 31, 2021.
Operating Capital Requirements
These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern.
As of June 30, 2022, the Company had cash, cash equivalents of €14.4 million which should be sufficient to fund operating expenses and capital expenditure requirements into the first quarter of 2023. The current guidance does not include any potential proceeds from the equity purchase agreement established with Lincoln Park Capital Fund, LLC.

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After due consideration of detailed budgets and estimated
cash flow forecasts for the years 2022 and 2023 which reflect the current strategy of the Company and include expenses and cash outflows estimations in relation to the development of discretionary research programs and pipeline of products candidates, the Company projects that its existing cash and cash equivalents will not be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date that the financial statements are issued.
As a mitigation plan, the Company is currently evaluating different financing options to obtain the required funding to extend the Company’s cash runway beyond 12 months from the date the financial statements are issued. Financing options may include, but are not limited to, the public or private sale of equity (including accessing the equity purchase agreement with LPC), debt financings or funds from other capital sources, such as collaborations, strategic alliances and partnerships, or licensing arrangements with third parties. However, there can be no assurance that the Company will be able to secure additional financing, or if available, that it will be sufficient to meet its needs or available on favorable terms indicating a material uncertainty exists about the Company’s ability to continue as a going concern.
The accompanying interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the interim consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
COVID-19
Update
On March 11, 2020, the World Health Organization declared the novel strain of coronavirus
(COVID-19)
a global pandemic and recommended containment and mitigation measures worldwide. Throughout 2020 and 2021, Belgium and the United States, where the Company operates, were impacted by temporary closures. While progress has been made in the fight against the ongoing
COVID-19
pandemic, including the broad dissemination and administration of vaccines in certain countries, the
COVID-19
pandemic has continued to spread globally. The length or severity of this pandemic cannot be predicted, but the Company anticipates that there may be an additional impact from a prolonged
COVID-19
environment on the planned development activities of the Company.
Timely enrollment in clinical trials is reliant on clinical trial sites which may be adversely affected by global health matters, including, among other things, the ongoing
COVID-19
pandemic and the emerging variants, such as Delta and Omicron. With regards to the Company’s ongoing clinical programs, no major disruption in enrollment were experienced in the
CYAD-101
or
CYAD-211
programs in 2021 and 2022 due to the coronavirus pandemic. Enrollment in the
CYAD-211
trial is ongoing without any major disruption due to the coronavirus pandemic, however future disruptions may occur. However, since 2020, certain clinical sites and institutions have not been able to receive visits from the Company or its representatives during the coronavirus pandemic, which has delayed its data monitoring activities and delayed its ability to lock the databases for completed studies.
The long-term impact of
COVID-19
on the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted, including a potential new waves of the pandemic, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among other things, but potential prolonged closures or other business disruptions may negatively affect its operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact its business, results of operations and financial condition.
In addition, after enrollment in these trials, if patients’ contract
COVID-19
during participation in the Company’s trials or are subject to isolation or shelter-in-place
restrictions, they may drop out of the trials, miss scheduled follow-up
visits or otherwise fail to follow trial protocols. If patients are unable to follow the trial protocols or if the Company’s trial results are otherwise disputed due to the effects of the
COVID-19
pandemic or actions taken to mitigate its spread, the integrity of data from the trials may be compromised or not accepted by the FDA or other regulatory authorities, which would represent a significant setback for the applicable program. The Company has not experienced such issues to date regarding
COVID-19.
Some factors from the
COVID-19
pandemic that the Company believes may adversely affect enrollment in its trials include:

•
The diversion of healthcare resources away from the conduct of clinical trial matters to focus on pandemic concerns, including the attention of physicians serving as the Company’s clinical trial investigators, hospitals serving as the clinical trial sites and hospital staff supporting the conduct of the clinical trials;

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•
Some patients who would otherwise be candidates for enrollment in the Company’s clinical trials are at increased risk of severe effects of the coronavirus, which may lead to the death of some patients and render others too ill to participate, limiting the available pool of participants for the trials;

•	The fact that there can be no guarantee that any proposed changes to the Company’s protocols, if necessary, would be acceptable to regulators;

•	Limitations on travel that interrupt key trial activities, such as clinical trial site initiations and monitoring; and

•	Interruption in global shipping affecting the transport of clinical trial materials being used in the Company’s trials.
Except as mentioned above, the Company has not experienced such issues to date regarding
COVID-19.
These and other factors arising from the
COVID-19
pandemic could worsen in countries that are already afflicted with the virus or could continue to spread to additional countries, each of which may further adversely impact the Company’s clinical trials. The global outbreak of the
COVID-19
pandemic continues to evolve and the conduct of the Company’s trials may continue to be adversely affected, despite efforts to mitigate this impact.
Even if the Company is able to enroll a sufficient number of patients in its clinical trials, delays in patient enrollment may result in increased costs or may affect the timing or outcome of the Company’s clinical trials, which could prevent completion of these trials and adversely affect its ability to advance the development of the Company’s product candidates.
War in Ukraine
In February 2022, Russia launched a military invasion of Ukraine. The ongoing military operations in Ukraine and the related sanctions targeted against Russia and Belarus may have an impact on the European and global economies. We have no operations or suppliers based in Ukraine, Belarus, or Russia, and consequently there has not been a negative impact on our operations to date.
However, the general economic impacts of the conflict are unpredictable and could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Given the continuing conflict, our operations could be disrupted due to the demise of commercial activity in impacted regions and due to the severity of sanctions on the businesses upon which we and our suppliers rely. Further, state-sponsored cyberattacks could expand as part of the conflict, which could adversely affect our ability to maintain or enhance key cyber security and data protection measures. To date, the Company has not experienced any material adverse impacts, but the Company is not able to reliably predict the potential impact of the conflict on its future business or operations.

1.2	Risks and uncertainties
The following key risks and uncertainties for the Company described here below are those, currently known and specific to the Company. If any of these risks materialize, its business, financial condition or results of operations could suffer:

•	The Company may need substantial additional funding, which may not be available on acceptable terms when needed, if at all.

•
The Company has substantial financial commitments resulting from material agreements (with Celdara Medical, The Trustees of Dartmouth College, Horizon Discovery), for which the Company will need substantial additional funding.

•	The Company has incurred net losses in each period since its inception and anticipate that it will continue to incur net losses in the future.

•	The Company’s drug product candidates are new approaches to cancer treatment that present significant challenges.

•
The Company’s drug product candidates are biologics, which are complex to manufacture, and the Company may encounter difficulties in production, particularly with respect to process development or scaling-out
of its manufacturing capabilities. If the Company or any of its third-party manufacturers encounters such difficulties, its ability to provide supply of its drug product candidates for clinical trials or its products for patients, if approved, could be delayed or stopped, or the Company may be unable to maintain a commercially viable cost structure.

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•
The future commercial success of the Company’s product candidates will depend on the degree of market acceptance of its products among physicians, patients, healthcare payers and the medical community.

•	The Company may face significant competition and technological change which could limit or eliminate the market opportunity for its product candidates.

•	The Company may encounter substantial delays in its clinical trials or may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities.

•
The Company may be adversely affected by natural disasters and/or global health pandemics (such as
COVID-19),
and its business, financial conditions and results of operations could be adversely affected.

•
In previous clinical trials involving T cell-based immunotherapies, some patients experienced serious adverse events. The Company’s drug product candidates may demonstrate a similar effect or have other properties that could halt their clinical development, prevent their regulatory approval, limit their commercial potential, or result in significant negative consequences.

•
The Company’s trials are ongoing and not complete. Initial success in its ongoing clinical trials may not be indicative of results obtained when these trials are completed. Furthermore, success in early clinical trials may not be indicative of results obtained in later trials.

•
The Company is heavily dependent on the regulatory approval of
CYAD-02,
CYAD-101
and
CYAD-211
in the United States and Europe, and subsequent commercial success of those product candidates, both of which may never occur.

•
Nearly all aspects of the Company’s activities are subject to substantial regulation. No assurance can be given that any of the Company’s product candidates will fulfil regulatory compliance. Failure to comply with such regulations could result in delays, suspension, refusals, fines and withdrawal of approvals.

•	The Company could be unsuccessful in obtaining, maintaining or protecting its intellectual property rights for one or more of its drug product candidates.

•
The Company’s patents and other intellectual property rights portfolio is relatively young and may not adequately protect its research programs and product candidates, which may impede the Company’s ability to compete effectively.

•	The Company depends on intellectual property licensed from third parties and termination of any of these licenses could result in the loss of significant rights, which would harm its business.

•	The Company may infringe on the patents or intellectual property rights of others and may face patent litigation, which may be costly and time consuming.

•
The Company has not yet finalized its clinical development program for its product candidates. The FDA and comparable foreign regulators may not agree with its proposed protocols for these clinical trials, or may withdraw approvals, which could result in delays or cancellation of the programs.

•	Cell-based therapies rely on the availability of specialty raw materials, which may not be available to the Company on acceptable terms or at all.

•
The Company relies on third parties to conduct, supervise and monitor its clinical trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, the Company may not be able to obtain regulatory approval for or commercialize its drug product candidates and its business could be substantially harmed.

•	The Company relies and will continue to rely on collaborative partners regarding the development of its research programs and product candidates.

•	The general economic impacts of the conflict in Ukraine are unpredictable and could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets.
This list is not exhaustive, and the Company recommends that you read the detailed analysis of the risks that the Company faces set out in its 2021 Annual Report on Form
20-F
filed with the SEC on March 24, 2022, and subsequent filings and reports made by the Company.

Celyad Oncology
Page | 11

As previously disclosed in note 5.33.2 of the 2021 Annual Report, Horizon Discovery/Perkin Elmer, Inc. (Horizon/PKI) informed the Company they believe the Company was in material breach of these agreements as a result of certain disclosures the Company has made in connection with its obligations as a publicly traded company in the United States and Belgium, although they have not formally delivered to the Company a notice of material breach or termination. The Company believes any such assertion of material breach would be without merit and the Company would expect to vigorously defend any such notice of material breach. Any dispute under these agreements would be subject to arbitration in The Hague under the International Chamber of Commerce Rules. The Company is currently in discussions with Horizon/PKI about possible amendments to these agreements in connection with which the Company would retain freedom to operate under the in-licensed
patents.
Of note, the Company has filed patent applications which, if issued, would cover other aspects of the product candidates described above as well as products developed by third parties that deploy similar technology and targets. These patent applications encompass the downregulation of one or more of the targets covered under the Horizon/PKI agreements, the use of shRNA to downregulate such targets in immune cells and the combination of shRNAs with a chimeric antigen receptor in immune cells. The Company is also developing a second-generation shRNA platform that does not incorporate any of the Horizon/PKI technology.
The lead allogeneic CAR T product candidate of the Company,
CYAD-101,
does not incorporate any of the Horizon/PKI technology.

Celyad Oncology
Page | 12

2. Unaudited Condensed Consolidated Interim Financial Statements –
Six-month
period ended June 30, 2022
2.1 Unaudited interim consolidated statement of Financial Position

(€‘000)		June 30,	December 31,
	Notes	2022	2021
NON-CURRENT ASSETS		43 760	45 651
Goodwill and Intangible assets	2.5.8	36 589	36 168
Property, Plant and Equipment		2 855	3 248
Non-current Trade and Other receivables	2.5.9	—	2 209
Non-current Grant receivables	2.5.9	4 094	3 764
Other non-current assets	2.5.9	222	262
CURRENT ASSETS		19 380	34 292
Trade and Other Receivables	2.5.10	757	668
Current Grant receivables	2.5.10	2 814	1 395
Other current assets	2.5.10	1 424	2 211
Short-term investments	2.5.11	—	—
Cash and cash equivalents	2.5.11	14 385	30 018

TOTAL ASSETS		63 140	79 943

EQUITY	2.3	30 650	43 639
Share Capital	2.5.12	78 585	78 585
Share premium	2.5.12	6 317	6 317
Other reserves	2.5.12	34 239	33 172
Capital reduction reserve	2.5.12	234 562	234 562
Accumulated deficit	2.5.12	(323 053)	(308 997)
NON-CURRENT LIABILITIES		21 134	22 477
Bank loans		—	—
Lease liabilities	2.5.17	1 381	1 730
Recoverable Cash advances (RCAs)	2.5.13	5 971	5 851
Contingent consideration payable and other financial liabilities	2.5.16	13 551	14 679
Post-employment benefits		53	53
Other non-current liabilities	2.5.14	178	164
CURRENT LIABILITIES		11 356	13 827
Bank loans		—	—
Lease liabilities	2.5.17	783	902
Recoverable Cash advances (RCAs)	2.5.13	669	362
Trade payables	2.5.15	6 008	6 611
Other current liabilities	2.5.15	3 896	5 952

TOTAL EQUITY AND LIABILITIES		63 140	79 943

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Celyad Oncology
Page | 13

2.2 Unaudited interim consolidated statement of comprehensive income

(€‘000)		For the Six-month period ended June 30,
	Notes	2022	2021
Revenue	2.5.6	—	—
Cost of sales		—	—
Gross profit	2.5.6	—	—
Research and Development expenses		(10 527)	(9 956)
General & Administrative expenses		(6 245)	(4 785)
Change in fair value of contingent consideration		1 128	(1 961)
Other income		1 781	1 987
Other expenses		(214)	(162)
Operating Loss 2	2.5.6	(14 077)	(14 877)
Financial income		148	166
Financial expenses		(127)	(143)
Loss before taxes	2.5.6	(14 056)	(14 854)
Income taxes		—	—
Loss for the period	2.5.6	(14 056)	(14 854)
Basic and diluted loss per share (in €)		(0.62)	(1.02)

Other comprehensive income/(loss)
Items that will not be reclassified to profit and loss		—	—
Remeasurements of post-employment benefit obligations, net of tax		—	—
Items that may be subsequently reclassified to profit or loss		(9)	14
Currency translation differences		(9)	14
Other comprehensive income / (loss) for the period, net of tax		(9)	14

Total comprehensive loss for the period		(14 065)	(14 840)
Total comprehensive loss for the period attributable to Equity Holders		(14 065)	(14 840)

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

2
The operating loss arises from the Company’s loss for the period before deduction of financial income, Financial expenses and Income taxes. The purpose of this measure by Management is to identify the Company’s results in connection with its operating activities.

Celyad Oncology
Page | 14

2.3 Unaudited interim consolidated statement of changes in equity

(€‘000)	Share capital (non-distributable)	Share premium (non-distributable)	Other reserves 3 (distributable²)	Capital reduction reserve (distributable²)	Accumulated deficit (distributable²)	Total Equity
Balance as of January 1, 2021 (as adjusted) 1	48 513	43 349	30 958	191 213	(283 039)	30 994

Capital increase	5 400	2 660	—	—	—	8 060
Transaction costs associated with capital increases	—	(443)	—	—	—	(443)
Reduction of share premium by absorption of losses	—	(43 349)	—	43 349	—	—
Share-based payments	—	—	1 090	—	—	1 090

Total transactions with owners, recognized directly in equity	5 400	(41 132)	1 090	43 349	—	8 707

Loss for the period	—	—	—	—	(14 854)	(14 854)
Currency Translation differences	—	—	14	—	—	14
Remeasurements of defined benefit obligation	—	—	—	—	—	—

Total comprehensive loss for the period	—	—	14	—	(14 854)	(14 840)

Balance as of June 30, 2021 (as adjusted) 1	53 913	2 217	32 062	234 562	(297 893)	24 861
Balance as of July 1, 2021 (as adjusted) 1	53 913	2 217	32 062	234 562	(297 893)	24 861
Capital increase	24 672	6 240	—	—	—	30 912
Transaction costs associated with capital increases	—	(2 140)	—	—	—	(2 140)
Share-based payments	—	—	1 082	—	—	1 082

Total transactions with owners, recognized directly in equity	24 672	4 100	1 082	—	—	29 854

Loss for the period	—	—	—	—	(11 658)	(11 658)
Currency Translation differences	—	—	28	—	—	28
Remeasurements of defined benefit obligation	—	—	—	—	554	554

Total comprehensive loss for the period	—	—	28	—	(11 104)	(11 076)

Balance as of December 31, 2021	78 585	6 317	33 172	234 562	(308 997)	43 639
Balance as of January 1, 2022	78 585	6 317	33 172	234 562	(308 997)	43 639
Capital increase	—	—	—	—	—	—
Transaction costs associated with capital increases	—	—	—	—	—	—
Share-based payments	—	—	1 076	—	—	1 076

Total transactions with owners, recognized directly in equity	—	—	1 076	—	—	1 076

Loss for the period	—	—	—	—	(14 056)	(14 056)
Currency Translation differences	—	—	(9)	—	—	(9)

Total comprehensive loss for the period	—	—	(9)	—	(14 056)	(14 065)

Balance as of June 30, 2022	78 585	6 317	34 239	234 562	(323 053)	30 650

(1)	For information on voluntary change in accounting policy, see note 5.2.16 of the 2021 Annual Report.
(2)
Pursuant to Belgian law (“CCA”), the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of the Company’s standalone non-consolidated
statutory financial statements of Celyad Oncology SA prepared under Belgian GAAP, and not on the basis of IFRS consolidated financial statements. For more information, see note 2.5.12.

(3)	Other reserves include Share-base payment reserve, Other equity reserve from conversion of convertible loan in 2013 and Currency Translation Difference.

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Celyad Oncology
Page | 15

2.4 Unaudited interim consolidated statement of cash flows

(€‘000)		For the Six-month period ended June 30,
	Notes	2022	2021
Cash Flow from operating activities
Loss for the period	2.2	(14 056)	(14 854)
Non-cash adjustments
Goodwill and Intangibles assets - Amortization and impairment		455	106
Property, plant & equipment - Depreciation		516	735
Provision for onerous contract		59	—
Change in fair value of contingent consideration payable and other financial liabilities	2.5.6	(1 128)	1 961
Remeasurement of Recoverable Cash Advances (RCAs)	2.5.6	66	129
Grant income (RCAs and others)	2.5.6	(1 449)	(1 604)
Share-based payment expense		1 076	1 090
Post-employment benefits		—	—
Change in working capital
Trade receivables, other (non-)current receivables		514	(738)
Trade payables, other (non-)current liabilities		(2 361)	990
Net cash used in operations		(16 308)	(12 185)

Cash Flow from investing activities
Acquisition of Property, Plant & Equipment		(106)	(160)
Acquisitions of Intangible assets		—	(62)
Proceeds from net investment in lease		156	128
Proceeds from short-term investments		1 090	—
Net cash from/(used in) investing activities		1 140	(94)

Cash Flow from financing activities
Repayments of bank borrowings		—	(37)
Repayments of leases		(494)	(581)
Net proceeds from issuance of shares and exercise of warrants		(125)	7 617
Proceeds from RCAs & other grants	2.5.7	174	333
Repayment of RCAs & other grants		—	(280)
Net cash from/(used in) financing activities		(445)	7 052

Net cash and cash equivalents at beginning of the period		30 018	17 234
Change in Cash and cash equivalents	2.5.7	(15 613)	(5 227)
Effects of exchange rate changes on cash and cash equivalents		(20)	10

Net cash and cash equivalents at the end of the period		14 385	12 017

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Celyad Oncology
Page | 16

2.5 Notes to the unaudited condensed consolidated interim financial statements –
Six-month
period ended June 30, 2022
2.5.1 General Information
Celyad Oncology SA (“the Company”) is a clinical-stage biopharmaceutical company focused on the discovery and development of chimeric antigen receptor T cell (CAR T) therapies for cancer.
The Company was incorporated on July 24, 2007 under the name “Cardio3 BioSciences”. Celyad Oncology SA is a limited liability company (Société Anonyme) governed by Belgian law with its registered office at Axis Parc, Rue Edouard Belin 2,
B-1435
Mont-Saint-Guibert, Belgium (company number 0891.118.115).
On June 8, 2020, the Company announced the launch of its corporate rebranding, including changing its name to Celyad Oncology. The new name highlights the Company’s significant progress with its next-generation CAR T programs and emphasizes its commitment to cancer patients.
The Company’s ordinary shares are listed on NYSE Euronext Brussels and NYSE Euronext Paris regulated markets and the Company’s American Depositary Shares (ADSs) are listed on the Nasdaq Global Market, all under the ticker symbol CYAD.
The Company has three wholly-owned subsidiaries (together, the Group) located in Belgium (Biological Manufacturing Services SA) and in the United States (Celyad, Inc. and Corquest Medical, Inc.).
The condensed consolidated interim financial statements have been approved for issuance by the Company’s Board of Directors on August 4, 2022.
The Interim Financial Report is available to the public free of charge and upon request to the above-mentioned address or via the Company’s website (
https://celyad.com/investors/regulated-information/
).
2.5.2 Basis of preparation and significant accounting policies
The condensed consolidated interim financial statements of the Group for the six-month
period ended June 30, 2022 (the “interim period”) include Celyad Oncology SA and its subsidiaries. The significant accounting policies used for preparing the condensed consolidated interim financial statements are explained below.
2.5.2.1 Basis of preparation of Half Year Report
The condensed consolidated interim financial statements have been prepared in accordance with the IFRS as issued by the IASB and with IAS 34, Interim Financial Reporting, and the same accounting policies used to prepare the most recent annual financial statements. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with the annual financial statements for the year ended December 31, 2021.
The preparation of the Company’s condensed consolidated interim financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the interim period. However, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods. The principal risks during the interim period have not materially changed from those mentioned in the 2021 Annual Report and subsequent reports and filings made with the SEC, each of which are available on the Company’s website (
http://www.celyad.com/investors/regulated-information
).
All statements and information relate to the interim period unless otherwise stated.
The condensed consolidated interim financial statements are presented in thousands of Euros and all values are rounded to the nearest thousand (€’000) except when otherwise indicated. Amounts have been rounded off to the nearest thousand and in certain cases, this may result in minor discrepancies in the totals and sub-totals
disclosed in the financial tables.

Celyad Oncology
Page | 17

Operating Capital Requirements
These interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern.
As of June 30, 2022, the Company had cash, cash equivalents of €14.4 million which should be sufficient to fund operating expenses and capital expenditure requirements into the first quarter of 2023. The current guidance does not include any potential proceeds from the equity purchase agreement established with Lincoln Park Capital Fund, LLC.
After due consideration of detailed budgets and estimated cash flow forecasts for the years 2022 and 2023 which reflect the current strategy of the Company and include expenses and cash outflows estimations in relation to the development of discretionary research programs and pipeline of products candidates, the Company projects that its existing cash and cash equivalents will not be sufficient to fund its estimated operating and capital expenditures over at least the next 12 months from the date that the financial statements are issued.
As a mitigation plan, the Company is currently evaluating different financing options to obtain the required funding to extend the Company’s cash runway beyond 12 months from the date the financial statements are issued. Financing options may include, but are not limited to, the public or private sale of equity (including accessing the equity purchase agreement with LPC), debt financings or funds from other capital sources, such as collaborations, strategic alliances and partnerships, or licensing arrangements with third parties. However, there can be no assurance that the Company will be able to secure additional financing, or if available, that it will be sufficient to meet its needs or available on favorable terms indicating a material uncertainty exists about the Company’s ability to continue as a going concern.
The accompanying interim consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Accordingly, the interim consolidated financial statements have been prepared on a basis that assumes the Company will continue as a going concern and contemplates the realization of assets and satisfaction of liabilities and commitments in the ordinary course of business.
COVID-19
update
On March 11, 2020, the World Health Organization declared the novel strain of coronavirus
(COVID-19)
a global pandemic and recommended containment and mitigation measures worldwide. Throughout 2020 and 2021, Belgium and United States, where the Group operates, were impacted by temporary closures. While progress has been made in the fight against the ongoing
COVID-19
pandemic, including the broad dissemination and administration of vaccines in certain countries, the
COVID-19
pandemic has continued to spread globally. The length or severity of this pandemic cannot be predicted, but the Company anticipates that there may be an additional impact from a prolonged
COVID-19
environment on the planned development activities of the Company.
To date,
COVID-19
has had no impact on the Company’s condensed consolidated interim financial statements and corporate cash flow. With regards to the Company’s ongoing clinical programs, no major disruption in enrollment were experienced in the
CYAD-101
or
CYAD-211
programs in 2021 and 2022 due to the coronavirus pandemic. Enrollment in the
CYAD-211
trial is ongoing without any major disruption due to the coronavirus pandemic, however future disruptions may occur. However, since 2020, certain clinical sites and institutions have not been able to receive visits from the Company or its representatives during the coronavirus pandemic, which has delayed its data monitoring activities and delayed its ability to lock the databases for completed studies.
The long-term impact of
COVID-19
on the Company’s operations will depend on future developments, which are highly uncertain and cannot be predicted, including the emergence of new variants, such as Delta and Omicron, and, among other things, additional government restrictions intended to contain
COVID-19’s
effects, but potential prolonged closures or other business disruptions may negatively affect its operations and the operations of its agents, contractors, consultants or collaborators, which could have a material adverse impact its business, results of operations and financial condition.
War in Ukraine
In February 2022, Russia launched a military invasion of Ukraine. The ongoing military operations in Ukraine and the related sanctions targeted against Russia and Belarus may have an impact on the European and global economies. We have no operations or suppliers based in Ukraine, Belarus, or Russia, and consequently there has not been a negative impact on our operations and on the Company’s condensed consolidated interim financial statements to date.
However, the general economic impacts of the conflict are unpredictable and could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Given the continuing conflict, our operations could be disrupted due to the demise of commercial activity in impacted regions and due to the severity of sanctions on the businesses upon which we and our suppliers rely. Further, state-sponsored cyberattacks could expand as part of the conflict, which could adversely affect our ability to maintain or enhance key cyber security and data protection measures. To date, the Company has not experienced any material adverse impacts, but the Company is not able to reliably predict the potential impact of the conflict on its future business or operations.
2.5.2.2 New standards, interpretations, and amendments
The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.
None of the new standards, interpretations and amendments, which are effective for periods beginning after January 1, 2022 which have been issued by the IASB have a material effect on the Group’s financial statements. None of the new standards, interpretations and amendments, which will be effective for periods beginning after January 1, 2023 and are not yet effective as of June 30, 2022 and/or not yet adopted as of June 30, 2022, are expected to have a material effect on the Group’s future financial statements as either they are not relevant to the Group’s activities, or they require accounting which is consistent with the Group’s current accounting policies.
2.5.2.3 Critical accounting estimates and judgements
The preparation of condensed consolidated interim financial statements in accordance with IFRS requires management to make judgments, estimates and assumptions that may significantly affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent liabilities, at the end of the reporting period.

Celyad Oncology
Page | 18

Refer to note 5.4 from the Group’s 2021 Annual Report for further details about the main critical accounting estimates and judgements.

2.5.3 Segment reporting
The chief operating decision-maker (CODM), who is responsible for making strategic decisions, allocating resources and assessing performance of the Group, has been identified as the Board of Directors.
Since the acquisition of the oncological platform in 2015, the management and the CODM have determined that there are two operating segments, being:

•	the immuno-oncology segment regrouping all assets developed based on the CAR T cell platform, and.

•	the cardiology segment, regrouping the Cardiopoiesis platform, C-Cath ez .
Corporate segment includes costs for general and administration functions not allocated to the other business segments.
Although the Group is currently active in Europe and in the United States, no geographical financial information is currently available given the fact that the core operations are currently still in a study phase. No disaggregated information on product level or geographical level or any other level currently exists and hence is also not considered by the Board of Directors for assessing performance or allocating resources.
The CODM is not reviewing assets by segments, hence no segment information per asset is disclosed. As of June 30, 2022, the main Group’s non-current
assets are located in Belgium.
Since 2017, the Group is fully focused on the development of its immuno-oncology platform. Therefore, as of June 30, 2022, most of the R&D expenses were incurred in the immuno-oncology segment, in line with prior year.

	For the Six-month period ended June 30, 2021
€‘000	Cardiology	Immuno-oncology	Corporate	Group Total
Revenue recognized at a point in time	—	—	—	—
Revenue recognized over time	—	—	—	—
Total Revenue	—	—	—	—
Cost of Sales	—	—	—	—
Gross Profit	—	—	—	—
Research & Development expenses	(57)	(9 899)	—	(9 956)
General & Administrative expenses	—	—	(4 785)	(4 785)
Change in fair value of contingent consideration	—	(1 961)	—	(1 961)
Net Other income/(loss)	(54)	1 670	209	1 825
Operating Profit/(Loss)	(111)	(10 190)	(4 576)	(14 877)
Net financial income/(loss)	149	(87)	(39)	23
Profit/(Loss) before taxes	38	(10 277)	(4 615)	(14 854)
Income Taxes	—	—	—	—
Profit/(Loss) for the six-month period ended June 30, 2021	38	(10 277)	(4 615)	(14 854)

Celyad Oncology
Page | 19

	For the Six-month period ended June 30, 2022
(€‘000)	Cardiology	Immuno-oncology	Corporate	Group Total

Revenue recognized at a point in time	—	—	—	—
Revenue recognized over time	—	—	—	—
Total Revenue	—	—	—	—
Cost of Sales	—	—	—	—
Gross Profit	—	—	—	—
Research & Development expenses	(268)	(10 259)	—	(10 527)
General & Administrative expenses	—	—	(6 245)	(6 245)
Change in fair value of contingent consideration	—	1 128	—	1 128
Net Other income/(loss)	(74)	1 641	—	1 567
Operating Profit/(Loss)	(342)	(7 490)	(6 245)	(14 077)
Net financial income/(loss)	(19)	(68)	108	21
Profit/(Loss) before taxes	(361)	(7 558)	(6 137)	(14 056)
Income Taxes	—	—	—	—
Profit/(Loss) for the six-month period ended June 30, 2022	(361)	(7 558)	(6 137)	(14 056)
2.5.4
Off-Balance
Sheet Commitments
As of June 30, 2022, the Group has no
off-balance
sheet commitments to be reported other than those described in note 5.
33
 of its 2021 Annual Report.
2.5.5 Capital Expenditures
In accordance with IAS 38, the Group does not capitalize its research and development expenses until the Group receives marketing authorization for the applicable product candidates. Research and development expenditures incurred during the interim period were accounted for as operating expenses.
2.5.6 Results of Operations
Revenue

For the Six-month period ended June 30,
(€‘000)	2022	2021
Out-licensing revenue	—	—
Other revenue	—	—

Total	—	—

The Group’s license and collaboration agreements generated no revenue in the first half of 2022 similar to first half 2021. The Group did not enter into any new license agreements for the six-month
period ended June 30, 2022.
The Group does not expect to generate material revenue unless and until the Group receives regulatory approval for one of its drug product candidates.
Research and development expenses
The following table is a summary of manufacturing expenses, clinical, quality and regulatory expenses and other research and development expenses, which are aggregated and presented as research and development expenses in the Group’s condensed consolidated interim financial statements.

Celyad Oncology
Page | 20

	For the Six-month period ended June 30,
(€‘000)	2022	2021
Employee expenses	5 432	4 530
Clinical study costs	1 465	2 205
Preclinical study costs	1 034	944
Depreciation	721	708
Process development and scale-up	459	407
IP filing and maintenance fees	458	84
Rent and utilities	323	337
Share-based payments	212	331
Consulting fees	126	152
Travel & Living	76	17
Others	221	241

Total R&D expenses	10 527	9 956

Research and development expenses totaled €10.5 million for the six-month
period ended June 30, 2022, which represents an increase of 5.7% compared to the first semester of 2021. The Group’s R&D internal resources are allocated to the continuous development of its immuno-oncology platform mainly in allogenic setting with its products candidate
CYAD-101,
CYAD-211
and preclinical programs. The increase in the Group’s R&D expenses is primarily driven by:

•
The increase of employee expenses mainly related to the full expense impact of the employees recruited during 2021 to support the Group’s preclinical and clinical programs, employee turnover and management changes;

•	The increase of IP filing and maintenance fees to strengthen the IP prosecution, partly compensated by;

•	The decrease of on clinical activities mainly due to the Phase 1b CYAD-101-002 (KEYNOTE-B79) trial which was on clinical hold during the second quarter of 2022.
General and administrative expenses

	For the Six-month period ended June 30,
(€‘000)	2022	2021
Employee expenses	2 589	1 789
Insurances	1 215	730
Consulting fees	1 138	1 030
Share-based payments	864	759
Communication & Marketing	190	236
Depreciation	102	133
Travel & Living	57	12
Rent	32	15
Other	58	81

Total General and administrative expenses	6 245	4 785

General and administrative expenses increased over the
six-month
period ended June 30, 2022 compared to the
six-month
period ended June 30, 2021. The increase is mainly explained by the increase of employee expenses mainly related to management changes through the six-month
period ended June 30,2022 and higher insurances costs (D&O insurance principally).

Change in fair value of contingent consideration, other income and other expenses
Change in fair value of contingent consideration

	For the Six-month period ended June 30,
(€‘000)	2022	2021
Change in fair value of contingent consideration	1 128	(1 961)

Total Change in fair value of contingent consideration	1 128	(1 961)

Celyad Oncology
Page | 21

For the
six-month
period ended June 30, 2022, the fair value adjustment (€1.1million, non-cash income
) relating to reassessment as of June 30, 2022 required by International Financial R
e
porting Standards (IFRS) of the contingent consideration and other financial liabilities associated with the advancement in the Company’s NKG2D-based CAR T candidates, was mainly driven by
:

•
The updated assumptions on projected revenue associated to the Group’s allogeneic CAR T program
CYAD-101
for the treatment of mCRC for which the timing of the potential commercialization of the Group’s
CYAD-101
program has been delayed by one year. Additionally, the addressable patient population has been reduced based on recent safety findings for the candidate from the
CYAD-101-002
Phase 1b trial, which was on clinical hold during the second quarter of 2022 after two fatalities occurred in patients with similar pulmonary findings (see note 2.5.16.2);

•	The update in discount rate (Weighted Average Cost of Capital, or WACC) used for fair value measurement purposes at June 30, 2022, which led to an increase of the WACC (see note 2.5.16.2); and

•	The revaluation of the U.S. dollar against the Euro.
Other income

	For the Six-month period ended June 30,
(€‘000)	2022	2021
Grant income (RCAs)	645	1 438
Grant income (Other)	804	166
R&D tax credit	329	339
Other	3	44

Total Other Income	1 781	1 987

For the
six-month
period ended June 30, 2022, the other income was mainly driven by following elements:

•
Grant income (RCAs): additional grant income has been recognized in 2022 on grants in the form of recoverable cash advances (RCAs) for contracts, mainly on conventions numbered 8212
(CYAD-101),
8436
(CYAD-211)
and 1910028 (shARC franchise). According to IFRS standards, the Company has recognized grant income for the period amounting to €0.6 million and a liability component of €0.4 million is accounted for as a financial liability (see disclosure note 2.5.13). The decrease compared to June 30, 2021 is mainly associated with lower additional grant income recognized on conventions aligned with the decrease of clinical activities;

•
Grant income (Others): additional grant income has been recognized in 2022 on grants received from the regional government for contract numbered 8516 (new engagers), not referring to RCAs and not subject to reimbursement. The increase compared to June 30, 2021 is mainly associated with additional grant income recognized on new convention signed during the last quarter of 2021 (contract numbered 8516 on new engagers) partly compensated by the decrease of grants received from the Federal Belgian Institute for Health Insurance (Inami) in the first half of 2021 fo
r €0.2 million
and for which no revenue has been recognized during the first half of 2022; and

•	With respect to R&D tax credit, the curr e nt year income (€0.3 million) is in line with previous year.
Other expenses

	For the Six-month period ended June 30,
(€‘000)	2022	2021
Clinical Development milestone payment	—	—
Remeasurement of RCAs	66	129
Other	148	33

Total Other Expenses	214	162

Other Expenses remains stable over the
six-month
period ended June 30, 2022 compared to the
six-month
period ended June 30, 2021.

Celyad Oncology
Page | 22

Operating loss

As a result of the foregoing, the Group’s operating loss, totaled €14.1 million for the six-month ended June 30, 2022, a decrease

of €0.8 million as compared to the
six-month
period ended June 30, 2021.
Financial income and financial expenses
The financial income of
€0.1
million refers mainly to the gain on foreign exchange differences for the year 2022 due to the revaluation of the USD.
Financial expense refers mainly to interest expense on lease agreements for an amount of €0.1
million for the
six-month
period ended June 30, 2022, in line with previous year.
Loss for the period
As a result, the Group’s loss for the
six-month
period ended June 30, 2022 was €14.1 million, a decrease of €0.8 million as compared to €14.9 million at June 30, 2021.
Loss per share
The loss per share is calculated by dividing loss for the period by the weighted average number of ordinary shares outstanding during the period. As the Group is incurring net losses, outstanding warrants have an anti-dilutive effect. As such, there is no difference between the basic and the diluted earnings per share.

	For the Six-month period ended June 30,
(€‘000)	2022	2021

Loss of the year attributable to Equity Holders	(14 056)	(14 854)
Weighted average number of shares outstanding	22 593 956	14 587 330

Earnings per share (non-fully diluted) in €	(0.62)	(1.02)

Outstanding warrants	2 269 448	1 899 090

2.5.7	Liquidity and capital resources
The Group’s liquidity requirements primarily relate to the funding of research & development, general & administrative expenses and working capital requirements. The Group monitors its risk exposure to a shortage of funds using a monthly liquidity planning tool. Its objective is to maintain a balance between continuity of funding and flexibility through the use of bank deposits and finance leases.
Through June 30, 2022, the Group funded its operations through several private and public investments totaling, since inception, approximately €338 million (approximately €102 million and €236 million respectively). Since inception, the
Group also received
non-dilutive
funding from recoverable cash advances, or RCAs, granted by Walloon Region for an amount of €34.6 million and €4.3 million from other grants granted by Walloon Region, Federal Belgian Institute for Health Insurance Inami and Federal Government through the R&D tax credit. Those other grants are not subject to future reimbursement (as it is the case for the RCA’s described below).
Recoverable Cash Advances (RCA’s) recorded as financial liabilities for an amount of €6.6 million at June 30, 2022, correspond to the risk-adjusted present value of expected future repayments of amounts granted by the Walloon Region, to support specific development programs related to
C-Cath
ez
,
CYAD-01,
CYAD-02,
CYAD-101,
CYAD-211,
shARC franchise and preclinical studies on new engagers. As of June 30, 2022, there are six RCA contracts pending totaling
€15.9 million, out of which €9.6 million has been effectively paid out to Celyad Oncology by the Walloon Region.
Celyad Oncology

Page | 23

The Group is also exposed to contingent liabilities as a result of the license agreement concluded with Celdara Medical, LLC. The risk adjusted present value of expected cash outflows (mainly to Celdara) is recorded as a financial liability for an amount of €13.6 million at June 30, 2022.
The following table sets forth the Group’s condensed interim consolidated cash flows information for the six-month
periods ended June 30, 2022 and 2021:

	For the Six-month period ended June 30,
(€‘000)	2022	2021
Net cash used in operations	(16 308)	(12 185)
Net cash (used in)/from investing activities	1 140	(94)
Net cash (used in)/from financing activities	(445)	7 052
Effects of exchange rate changes	(20)	10

Change in Cash and cash equivalents	(15 633)	(5 217)

Change in Short-term investments	—	—

Net cash burned over the period 3	(15 633)	(5 217)

The cash outflow resulting from operating activities amounted to €16.3 million for the six-month
period ended June 30, 2022, as compared to €12.2 million for the prior year’s period. The €4.1 million increase is primarily driven by the change in working capital (
mainly driven by the payment of R&D tax credit related to an assessment resulting from an audit of fiscal years 2013, 2014 and 2015) as well as an increase in the IP maintenance costs, insurance costs, employee turnover and management changes costs.
Cash flow from investing activities represented a net cash inflow of €1.1 million for the six-month
period ended June 30, 2022, compared to net cash outflow of €0.1 million for the six-month
period ended June 30, 2021. The increase in the cash inflow is mainly associated to the proceeds from the sale of the Mesoblast shares received following the signed amendment with Mesoblast in January 2022 (See note 2.5.
9
).
Cash flow from financing activities in the first half of 2022 represented a net cash outflow of €0.4 million compared to a cash inflow of €7.1 million for prior year’s period. The decrease in the cash inflow of €7.5 million is mainly related to
the decrease in net proceeds from capital raises occurred in the first half of 2021 for €7.6 million. No capital increase occurred in the first half of 2022.

2.5.8	Goodwill and Intangible assets

	As at June 30,	As at December 31,
(€‘000)	2022	2021
OnCyte IPRD	33 678	33 678
C-Cathez development cost s	441	474
Goodwill	883	883
Patents & Licenses	884	1 099
Other intangible assets	703	34

Total Goodwill and Intangible assets	36 589	36 168

The variance on the total intangible assets as of June 30, 2022 compared to December 31, 2021, resulted primarily from the capitalization of the other intangible asset linked to Mesoblast amendment signed in January 2022 compensated by the regular amortization of
C-Cath
ez
development costs and the Group’s Patents & Licenses.

3
‘Net cash burn’ is an alternative performance measure determined by the year-on-year
net variance in the Group’s treasury position as above defined. The purpose of this measure for the Management is to determine the change of the treasury position.

‘Treasury position’ is an alternative performance measure determined by adding Short-term investments and Cash and cash equivalents from the statement of financial position prepared in accordance with IFRS. The purpose of this measure by Management is to identify the level of cash available internally (excluding external sources of financing) within 12 months.

Celyad Oncology
Page | 24

On January 17, 2022, the Group entered into an amendment with Mesoblast to convert the license into non-exclusive
whereby the Company agreed, (a) to settle $2,500,000 of receivable as of December 31, 2021 with $1,500,000 and; (b) extend certain milestone payments. The consideration of $1,500,000 was agreed to be paid by Mesoblast in Mesoblast ordinary shares. The difference of
$1,000,000 has been capitalized under “other intangible assets” reflecting the Group’s opportunity to explore new partnership for the C-Cathez.
Goodwill and OnCyte IPRD are not amortized, but are tested for impairment at least annually and whenever events or changes in circumstances indicate that their carrying value may not be recoverable. An impairment test has been performed by the Group’s management, using similar assumptions as the ones used for the contingent consideration liability reassessment (under note 2.5.16.2)
4
, leading to the conclusion that
 no
impairment was identified as of June 30, 2022.
2.5.9
Non-current
trade receivables and other
non-current
assets

	As at June 30,	As at December 31,
(€‘000)	2022	2021
Non-current trade receivables Mesoblast license agreement	—	2 209

Total Non-current Trade and Other receivables	—	2 209

In May 2018, the Group entered into an exclusive license agreement with Mesoblast, an Australian biotechnology company, to develop and commercialize the Group’s intellectual property rights relating to
C-Cath
ez
, an intra-myocardial injection catheter. This license agreement refers to the right to use the company’s intellectual property as it exists at the point in time the license has been granted (May 2018) and foresees contingent milestone payments. At December 31, 2021, the related receivable is reported for its discounted value
(€2.2 million) under
‘Non-current
trade receivables’.
On January 17, 2022, the Group entered into an amendment with Mesoblast to convert the license into non-exclusive
whereby the Company agreed, (a) to settle $2,500,000 of receivable as of December 31, 2021 with $1,500,000 and; (b) extend certain milestone payments. The consideration of $1,500,000 was agreed to be paid by Mesoblast in Mesoblast ordinary shares. The difference $1,000,000 has been capitalized as an intangible asset reflecting the Group’s opportunity to explore new partnership for the
C-Cath
ez
(see note 2.5.
8
).

	As at June 30,	As at December 31,
(€‘000)	2022	2021
R&D Tax credit receivable	4 094	3 764

Total Non-current Grant recevables	4 094	3 764

Deposits	222	262

Total Other non-current assets	222	262

In 2017, the Group recognized for the first time a R&D tax credit (€1.2 million)
receivable from the federal government that included a one-off catch-up effect. Since 2018, further R&D tax credit receivables are recorded on an annual basis. During the six-month period ended June 30, 2022, the Group was eligible for R&D tax credit o
f €0.3
million, as it incurred qualified expenditures, this receivable is recorded as R&D tax credit receivable.
The
non-current
assets refer to security deposits paid to the lessors of the building leased by the Group and a deposit to the Social Security administration.

4
The Probability of Success (PoS) associated to the product candidate
CYAD-211
also used by management within impairment testing of Goodwill and OnCyte IPRD are the same as the PoS associated with the product candidate
CYAD-02
used for the contingent consideration liability reassessment (see note 2.5.16.2).

Celyad Oncology
Page | 25

2.5.10 Trade and Other receivables

	As at June 30,	As at December 31,
(€‘000)	2022	2021
Trade receivables	466	203
Advance deposits	210	246
Net Investment in Lease	81	219

Total Trade and Other receivables	757	668

Current Grant receivables (RCAs)	1 736	1 121
Current Grant receivables (Others)	1 078	274

Total Current Grant receivables	2 814	1 395

Prepaid expenses	1 069	1 688
VAT receivable	316	483
Income and other tax receivables	39	40

Total Other current assets	1 424	2 211

Total Trade receivables, current grant receivables and other current assets	4 995	4 274

The trade and other receivables remain stable compared to the period ended December 31, 2021. The current net investment in lease refers to the receivable recorded under IFRS16 Leases accounting standard as the Group subleases some office spaces it leases from a head lessor.
As of June 30, 2022, grant receivables of €2.8 million ha
ve
 been recorded due to Walloon Region recoverable cash advances regarding mainly
CYAD-02
(numbered 8088) and
CYAD-101
(numbered 8212) and shARC franchise (numbered 1910028) and the non-refundable
grant linked to the New Engagers (numbered 8516). The increase in current grant receivables for €1.4 million is primarily driven by lower cash proceeds from the Walloon Region in 2022 compared to the qualified expenses incurred during the period.
The decrease in other current assets as of June 30, 2022 compared to December 31, 2021 of
 €0.8 million is primarily driven by the decrease o
f
 prepaid expenses o
n
 insurances
of
 €0.5 million due to timing difference on their related payments and VAT receivable associated to timing of purchases and clinical expenses.
2.5.11 Short-term investments and Cash and Cash equivalents

(€‘000)	As at June 30, 2022	As at December 31, 2021
Short-term investments	—	—
Cash at bank and on hand	14 385	30 018

Total Short-term investments and Cash and cash equivalents	14 385	30 018

The Group’s cash and cash equivalents amounted to €14.4 million at June 30, 2022 which accounts for a decrease of €15.6 million as compared to year-end
2021, as a result of cash used in the Group’s operations. See note 2.5.7.
Given the level of market interest rates for corporate deposits of short-term maturities, the Group has not invested in short-term deposits over the years 2022 and 2021.
2.5.12 Capital and share premium

(€‘000)	As at June 30, 2022	As at December 31, 2021
Capital	78 585	78 585
Share premium	6 317	6 317
Other reserves	34 239	33 172
Capital reduction reserve	234 562	234 562
Accumulated deficit	(323 053)	(308 997)

Total number of issued and outstanding shares	22 593 956	22 593 956

Celyad Oncology
Page | 26

As of June 30, 2022, share capital amounted to €78.6 million represented by 22,593,956 ordinary shares with no nominal value and a par value of €3.48 per share. This balance does not include the outstanding warrants issued by the Group and granted to certain directors, employees and non-employees
of the Group.
As of June 30, 2022, all shares issued have been fully paid.
Capital reduction reserve
Pursuant to Belgian law (“CCA”), the calculation of amounts available for distribution to shareholders, as dividends or otherwise, must be determined on the basis of our standalone non-consolidated
statutory financial statements of Celyad Oncology SA prepared under Belgian GAAP, and not on the basis of IFRS consolidated financial statements. In addition, under the CCA, the Company may declare or pay dividends only if, following the declaration and issuance of the dividends, the amount of the Company’s net assets on the date of the closing of the last financial year according to the Company’s statutory annual accounts (i.e., the amount of the assets as shown in the balance sheet, decreased with provisions and liabilities, all as prepared in accordance with Belgian accounting rules), decreased with the non-amortized
costs of incorporation and expansion and the
non-amortized
costs for research and development, does not fall below the amount of the paid-up
capital (or, if higher, the called capital), increased by the amount of non-distributable
reserves. Finally, prior to distributing dividends, the Company must allocate at least 5% of the annual net profits (under the Company’s non-consolidated
statutory accounts prepared in accordance with Belgian accounting rules) to a legal reserve, until the reserve amounts to 10% of the Company’s share capital.
In addition to the above test, the Company must also meet a liquidity test in order to be able to declare and/or distribute dividends.

During the extraordinary shareholders meeting of May, 25 2021, the shareholders, in accordance with Belgian Company Law, approved the absorption of approximately €43.3 million of accounting losses into share premium. As a result, share premium has been reduced by a cumulative amount of €43.3 million in the 12 months period ended December 31, 2021 (€234.6 million of loss absorption has been approved and recorded from inception to June 30, 2022) against capital reduction reserve. These transactions had no impact on the total equity, comprehensive income (loss), assets (including cash) nor liabilities. In 2022, there has been no additional absorption of accounting losses into share premium.
2.5.13 Recoverable Cash Advances

(€‘000)	As at June 30, 2022	As at December 31, 2021
Non-Current portion	5 971	5 851
Current portion	669	362

Total Recoverable Cash Advances	6 640	6 213

The change in the recoverable cash advances liability at the statement of financial position date mainly reflects both the new grants received in current year as well as the remeasurement of the liability at amortized cost, based on the Group’s business plan and sales forecast for its CAR T product candidates (see disclosure note 2.5.6).
Underlying R&D is ongoing. In the second half of 2022 and beyond, the Group will have to make exploitation decisions on the remaining RCAs (agreements numbered 8088, 8212, 8436 and 8516).

Celyad Oncology
Page | 27

2.5.14 Other
Non-Current
liabilities

(€‘000)	As at June 30, 2022	As at December 31, 2021
Other non-current liabilities	178	164

Total Other non-current liabilities	178	164

As of December 31, 2021, the Group recorded a
non-current
liability of €0.2 million regarding a
non-refundable,
non-creditable
sublicense fee to be paid on an annual basis to Dartmouth in connection with the December 2021 amendment agreement (see note 5.3
3
.1 of the Group’s 2021 Annual Report).
2.5.15 Trade payables and other current liabilities

(€‘000)	As at June 30, 2022	As at December 31, 2021
Total Trade payables	6 008	6 611
Other current liabilities
Social security	262	332
Payroll accruals	2 107	1 798
Onerous contracts - current liabilities	256	388
Other current grant liabilities	879	1 096
Others	392	2 338

Total Other current liabilities	3 896	5 952

Total Trade payables and other current liabilities	9 904	12 563

Trade payables
The decrease in trade payables for €0.6 million mainly relates to monthly effect in the timing of the expenses associated to preclinical and clinical activities and the related payments.
Other current liabilities
As of June 30, 2022, the increase in social security and payroll accruals by €0.2 million compared to December 31, 2021 related to timing differences on these accruals
,

emplo
yee
turnover and management changes in 2022.
As of December 31, 2020, the Group recorded a provision for onerous contracts in order to cover the contractual obligations, mainly on clinical activities follow-up
and studies closing costs, after the Group’s decision to discontinue the development of first-generation, autologous CAR T candidate
CYAD-01.
As of June 30, 2022, the remaining provision recorded to cover for contractual obligations through 2022 reaches an amount of €0.3 million.
The other current liabilities attached to grants is mainly explained by the excess of cash proceeds compared to the eligible expenses subsidized by the convention numbered 8087
(CYAD-01
– DEPLETHINK), 8436
(CYAD-211
Immunicy) and 8516 (new engagers) recognized in 2022 for €0.9 million. The decrease compared to year-end
2021 is mainly related to the convention 8436 due to eligible expenses subsidized by the convention recognized in 2022.
Other current liabilities decrease of €1.9 million mainly explained by reimbursement of the R&D tax credit related to an assessment resulting from an audit of fiscal years 2013, 2014 and 2015 which was required through the first quarter of 2022
.
2.5.16 Financial Instruments fair values disclosures
2.5.16.1 Financial instruments not reported at fair value on balance sheet
The carrying and fair valu
e
s of financial instruments that are not reported at fair value in the condensed consolidated interim financial statements were as follows for the current and comparative periods:

(€‘000)	As at June 30, 2022	As at December 31, 2021

Financial Assets (‘Amortized cost’ category) within:
Non-current Trade receivables	—	2 209
Other non-current assets	222	262
Trade receivables and other current assets	757	668
Short-term investments	—	—
Cash and cash equivalents	14 385	30 018

Total	15 364	33 157

Celyad Oncology
Page | 28

(€‘000)	As at June 30, 2022	As at December 31, 2021

Financial Liabilities (‘Amortized cost’ category) within:
Bank loans	—	—
Lease liabilities	2 164	2 632
RCAs liability	6 640	6 213
Trade payables	6 008	6 611

Total	14 812	15 456

2.5.16.2 Financial instruments reported at fair value on balance sheet
Contingent consideration and other financial liabilities are reported at fair value in the statement of financial position using Level 3 fair value measurements for which the Group developed unobservable inputs:

(€‘000)	Level I	Level II	Level III	Total
Liabilities	—	—	—	—
Contingent consideration and other financial liabilities	—	—	14 679	14 679

Total Liabilities at December 31, 2021	—	—	14 679	14 679

(€‘000)	Level I	Level II	Level III	Total
Liabilities	—	—	—	—
Contingent consideration and other financial liabilities	—	—	13 551	13 551

Total Liabilities at June 30, 2022	—	—	13 551	13 551

The change in the balance is detailed as follows:

	As at June 30,	As at December 31,
(€‘000)	2022	2021
Opening balance Contingent consideration at 1 January	14 679	15 526
Milestone payment	—	—
Fair value adjustment	(1 128)	(847)
Closing balance Contingent consideration at 30 June	13 551	14 679

Total - Contingent consideration and Other financial liabilities	13 551	14 679

Celyad Oncology
Page | 29

The contingent consideration and other financial liabilities refer to the acquisition of the Group’s immune-oncology platform and corresponds to the fair value of the risk-adjusted future payments due to Celdara Medical, LLC and Dartmouth College. The liability evolution reflects the development of the Group’s product candidates using CAR T technology and their progress towards market approval in both autologous and allogeneic programs, as well as the update of its underlying business plans and revenue forecas
t.
There has not been any change in valuation technique in 2022 compared to 2021. The valuation is prepared by the Finance Team on a quarterly basis and reviewed by the Management.
Management’s key assumptions (assumptions to which the unit’s or group of units, recoverable amount is most sensitive) about projected cash flows when determining fair value less costs to sell are as follows
:

•	Discount rate (WACC)
The Management has determined that the Weighted Average Cost of Capital (WACC) is the most appropriate rate to use as it represents the risk associated with both equity and the debt. Contingent consideration is a liability and thus the discount rate should represent debt features, but the “contingent” nature of the liability has similar features as equity, e.g. return is not guaranteed and thus equity risk should be considered as well. Management estimated the discount rate (WACC) as of June 30, 2022 to be 14.0% (13.4% as of December 31, 2021) based on following components: the US Government Treasury bill
20-Y,
the Group’s Beta, the equity Market Risk Premium and the small firm/illiquidity premium. The increase of the WACC is mainly driven by an increase of the interest rate of the 20 Year US Government Treasury bond. Management corroborates its estimation with industry standards for biotechnology companies, the WACC used by Equity Research companies following the Group and transactions that have been sourced by the Group over the past 24 months.

•	Projected Revenue
Management estimated the projected revenue (using cash flow projections ending in 2040) based on the following components: total market and market share, time-to-market,
treatment price and terminal value. Management based its estimation of projected revenue and related components with the Group’s business plan, industry data for biotechnology companies, evolution of similar R&D programs, comparable prices, expected patent expiration period. The weight of this assumption is partially alleviated by the probability of success (PoS) presented hereunder. As of June 30, 2022, the Group’s management has updated the assumptions associated with the timing of the potential commercialization of the Group’s allogeneic CAR T program
CYAD-101
from the treatment of mCRC which has been delayed by one year since the program was on clinical hold during the second quarter of 2022. In addition, the Group’s management has updated the addressable patient population associated with the Group’s
CYAD-101
program based on recent safety findings for the candidate from the
CYAD-101-002
Phase 1b trial.

•	Probabilities of Success (PoS)
Management

estimated the PoS based on Clinical Development Success Rates observed by independent business
intelligence consulting companies for hematological and solid tumor diseases. Probability of the Group’s product candidates reaching the market used were updated compared to year-end
based on most recent Clinical Development Success Rates observed by independent business intelligence consulting companies for hematological and solid tumor diseases as follows:

o	Probabilities of Success as of June 30, 2022:

PoS	Phase I	Phase I to Phase II	Phase II to Phase III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-02	100%	50%	28%	60%	90%	7.5%
CYAD-101	100%	49%	23%	43%	93%	4.6%

o	Probabilities of Success as of December 31, 2021:

PoS	Phase I	Phase I to Phase II	Phase II to Phase III	Phase III to BLA	BLA to Approval	Cumulative PoS
CYAD-02	100%	50%	28%	60%	90%	7.5%
CYAD-101	100%	49%	23%	43%	93%	4.6%
The PoS estimates used by management as of June 30, 2022, similar to the PoS estimates used by management as of December 31, 2021, utilized clinical development success rates compiled by independent business intelligence consulting companies which sourced data from clinical development programs from 2011 – 2020, which the Group believes is an accurate reflection of clinical development success rates across stage of development and in aggregate
.

Celyad Oncology
Page | 30

The liability decrease at June 30, 2022 is mainly due to:

•
The updated assumptions on projected revenue associated with the Group’s allogeneic CAR T program
CYAD-101
for the treatment of mCRC for which the timing of the potential commercialization of the Group’s
CYAD-101
program has been delayed by one year. Additionally, the addressable patient population has been reduced based on recent safety findings for the candidate from the
CYAD-101-002
Phase 1b trial, which was on clinical hold during the second quarter of 2022 after two fatalities occurred in patients with similar pulmonary findings;

•	The update in discount rate (Weighted Average Cost of Capital, or WACC) used for fair value measurement purposes at June 30, 2022 ; and

•	The revaluation of the U.S. dollar against the Euro.
As stated in note 2.5.6, the fair-value adjustment is book
e
d under the line “Change in fair value of contingent consideration”.
The contingent consideration liability captures the commitments further disclosed under note 5.3
3
.1 from the Group’s 2021 Annual Report.
Sensitivity analysis:
A variance in key assumptions gives rise to a proportionate impact in the contingent liability fair value computation, as detailed in the Group’s 2021 Annual Report under note 5
.
19
.2 (leveraged impact for the WACC driver, amortized impact for the projected revenue, linear impact for the PoS driver).
2.5.17 Leases
Amounts recognized in the consolidated statements of financial position
“Property, plant and equipment” comprises owned and leased assets that do not meet the definition of investment property.

(€‘000)	As at June 30, 2022	As at December 31, 2021

Property, Plant and Equipment owned (excluding right-of-use assets)	976	1 033
Right-of-use assets	1 879	2 215

Total Property, Plant and Equipment	2 855	3 248

The statement of financial position shows the following amounts related to the leases for which the Group is a lessee:

(€‘000)	Property	Vehicles	Equipment	Total
Cost
At January 1, 2021	3 001	429	1 491	4 920
Additions	24	67	—	91
Disposals	—	(41)	—	(41)
Transfers	—	—	(950)	(950)

At December 31, 2021	3 025	454	541	4 020

Additions	—	8	—	8
Disposals	—	—	—	—
Transfers	—	—	—	—

At June 30, 2022	3 025	462	541	4 028

Accumulated depreciation
At January 1, 2021	(827)	(165)	(924)	(1 916)

Depreciation charge	(454)	(117)	(309)	(880)
Disposals	—	41	—	41
Transfers	—	—	950	950

At December 31, 2021	(1 281)	(241)	(283)	(1 805)

Depreciation charge	(229)	(56)	(59)	(344)
Disposals	—	—	—	—
Transfers	—	—	—	—

At June 30, 2022	(1 510)	(297)	(342)	(2 149)

Net book value

Cost	3 025	454	541	4 020
Accumulated depreciation	(1 281)	(241)	(283)	(1 805)
At December 31, 2021	1 744	213	258	2 215

Cost	3 025	462	541	4 028
Accumulated depreciation	(1 510)	(297)	(342)	(2 149)

At June 30, 2022	1 515	165	199	1 879

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Amounts recognized in the consolidated statements of comprehensive loss
The consolidated statements of comprehensive loss show the following amounts related to the leases:

	For the Six-month period ended June 30,
(€‘000)	2022	2021
Depreciation charge of right-of-use assets
Property	229	226
Vehicles	56	51
Equipment	59	200
Interest on lease liabilities (including in Financial expenses) 1	88	116
Interest on sublease receivable (including in Financial income) 1	(9)	(15)
Variable lease payments not included in the measurement of lease liabilities	—	—
Expenses relating to short-term leases and leases of low-value assets	59	73

Total expenses related to leases	482	651

1	Interests on leases are presented as operating cash flow.
Total cash outflows for leases

	For the Six-month period ended June 30,
(€‘000)	2022	2021
Total cash outflow for leases	641	769

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2.5.18 Related party transactions
The compensation amounts presented below, awarded to the members of the Board of Directors and the Executive Committee of the Group, were recorded as General & Administrative expenses in the period referenced.

	For the Six-month period ended June 30,
(€‘000)	2022	2021
Non-executive director’s fees	210	196
Share-based compensation	113	168

Total compensation to the Board of Directors	323	364

Executive management fees	662	552
Short-term employee benefits	1 767	999
Share-based compensation	662	460

Total compensation to the Executive Committee	3 091	2 011

2.5.19 Subsequent events
In July 2022, the Group received notification that the FDA lifted the clinical hold on the CYAD-101-002 Phase 1b trial. As described in the note 2.5.16.2, the fair market value assumptions used in contingent consideration liability and related intangible assets has been updated.
There is no other subsequent event that occurred between
six-month
period end as of June 30, 2022 and the date when these condensed consolidated interim financial statements have been authorized by the Board for issuance.

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3

3.	Responsibility Statement
We hereby certify that:

•
to the best of our knowledge, the condensed consolidated financial statements as of June 30, 2022, prepared in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board and the legal requirements applicable in Belgium, give a true and fair view of the assets, liabilities, financial position, comprehensive loss, changes in equity and cash flows of the Company and the undertakings included in the consolidation taken as a whole; and that

•
the interim management report includes a fair review of the development and the performance of the business, and the position of the Company and the undertakings included in the consolidation taken as a whole, together with a description of the principal risks and uncertainties that they face.

Mont-Saint-Guibert, August 4, 2022, on behalf of the Board of Directors,

Hilde Windels Chairwoman	Michel Lussier* Interim CEO

*	Permanent representative of Mel Management SRL

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4.	Financial Calendar & Celyad Oncology Contact Details
FINANCIAL CALENDAR

◾ Third quarter 2022 business update	November 10, 2022

◾ Full-year results 2022	March 23, 2023

◾ Annual shareholders meeting	May 5, 2023
CELYAD CONTACT DETAILS
Michel Lussier*
Interim Chief Executive Officer

*Permanent	representative of Mel Management SRL
Email:
investors@celyad.com
CELYAD ONCOLOGY SA
Axis Business Park
Rue Edouard Belin 2
1435 – Mont-Saint-Guibert
Belgium
Tel: +32 10 39 41 00
RPM: Nivelles – BE0891 118 115
Email:
info@celyad.com
Website:
www.celyad.com

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